UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on February 16, 2021: EuroDry Ltd. Reports Results for the Year and Quarter Ended December 31, 2020.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry, commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 17, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Year and Quarter Ended December 31, 2020

Maroussi, Athens, Greece – February 16, 2021– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and twelve-month periods ended December 31, 2020.

Full Year 2020 Highlights:

•

 Total net revenues of $22.3 million.

•

Net loss of $5.9 million; net loss attributable to common shareholders (after a $1.6 million dividend on Series B Preferred Shares) of $7.5 million or $3.28 loss basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $6.9 million or $3.04 adjusted loss per share basic and diluted.

•

Adjusted EBITDA was $3.7 million.

•

An average of 7.0 vessels were owned and operated during the twelve months of 2020 earning an average time charter equivalent rate of $9,387 per day.

Fourth Quarter 2020 Highlights:

•

Total net revenues of $6.4 million.

•

Net loss of $0.3 million; net loss attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $0.7 million or $0.31 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.8 million or $0.34 adjusted loss per share basic and diluted.

•

Adjusted EBITDA1 was $1.8 million.

•

An average of 7.0 vessels were owned and operated during the fourth quarter of 2020 earning an average time charter equivalent rate of $10,761 per day.

•

The Company declared a dividend of $0.4 million on its Series B Preferred Shares. The dividend will be paid in-kind by issuing additional Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments

•

In January 2021, the Company refinanced the outstanding loans of two of its vessels, M/V Alexandros and M/V Xenia, with a new loan of $26.7 million which, after repaying the outstanding loans of the vessels, resulted in approximately $3.9 million of additional funds available to the Company. The loan is to be repaid in 24 quarterly installments of $0.5 million along with a balloon payment of $14.7 million to be paid together with the last installment.

•

In January and February 2021, the Company redeemed a net amount of $3 million of its Series B Preferred Shares (“Preferred Shares”) and, contemporaneously, agreed with its preferred shareholders to reduce the dividend rate of its Preferred Shares to 8% per annum for two years from the 14% per annum level it was set to increase on January 29, 2021. Over the next two years, the Company has also the option to pay the preferred dividends in kind at a rate of 9%. The dividend will reset to 14% per annum in January 2023. The partial redemption and the reduction of the dividend rate for two years would result in about $0.50 per share higher earnings per year over the next two years and $0.18 higher earnings per share thereafter.

•

The Company has agreed to refinance the outstanding loan of M/V Eirini P with a loan of $5 million which, after repaying the outstanding loan of the vessel, will result in approximately $1.6 million of additional funds available to the Company. The loan will be repaid in 20 quarterly instalments of $0.21 million along with a balloon payment of $0.8 million to be paid together with the last installment. The loan is subject to customary documentation and is expected to be finalized in February 2021.

Aristides Pittas, Chairman and CEO of EuroDry, commented:

“During the fourth quarter of 2020 and especially in the beginning of 2021, the drybulk market improved gradually and reached levels last seen in the fall of 2019 just before the COVID-19 pandemic took center stage. Given the historically low orderbook, at only about 6% of the existing fleet, and the expected rebound of drybulk seaborne trade as vaccines help control COVID-19, we anticipate economic fundamentals that would support a strong charter market throughout 2021.  We believe, our fleet is well positioned to take advantage of the higher market rates as the equivalent of 85% of our fleet is exposed to market. Our fourth quarter results were influenced by the scheduled drydocking of M/V Xenia the cost of which was a contributing factor in the quarter’s loss; with no drydockings scheduled within this year and assuming charter rates remain near current levels, we would expect a meaningfully profitable year during 2021.

“At the same time, our increased liquidity, following our recent debt refinancings and preferred shares dividend rate reduction, allows us to pursue some of our fleet expansion plans. As always, we are looking at the capital markets, private and public, to fund our broader growth strategy which includes taking advantage of our public listing to provide a consolidation platform for other owners and fleets.”

Tasos Aslidis, Chief Financial Officer of EuroDry, commented: “Comparing our results for the fourth quarter of 2020 with the same period of 2019, our net revenues decreased by about $1.2 million, due to the lower time charter equivalent rates our vessels earned as compared to the fourth quarter of 2019.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased by approximately 5.1% during the fourth quarter of 2020 compared to the same quarter of last year, while for the full year 2020 we had an increase of approximately 5.8%. This increase is mainly due to increased supply of stores and spare parts for our vessels in 2020 compared to 2019 and increased crewing costs, the latter resulting from difficulties in crew rotation due to COVID-19 related restrictions. As always, we want to emphasize that cost control remains a key component of our strategy.

“Adjusted EBITDA during the fourth quarter of 2020 was $1.8 million compared to $3.8 million achieved for the fourth quarter of last year. As of December 31, 2020, our outstanding debt (excluding the unamortized loan fees) was $51.4 million versus restricted and unrestricted cash of approximately $4.6 million.”

Fourth Quarter 2020 Results:

For the fourth quarter of 2020, the Company reported total net revenues of $6.4 million representing a 15.7% decrease over total net revenues of $7.6 million during the fourth quarter of 2019 which was the result of the decreased average time charter equivalent rate our vessels earned in the fourth quarter of 2020 compared to the same period of 2019. The Company reported a net loss for the period of $0.3 million and a net loss attributable to common shareholders of $0.7 million, as compared to net income of $1.4 million and net income attributable to common shareholders of $1.0 million for the same period of 2019. Gain on derivatives of $0.03 million and drydocking expenses of $0.5 million contributed to the result for the quarter as compared to gain on derivatives of $0.2 million and drydocking expenses of $0.07 million during the fourth quarter of 2019. Depreciation expenses for the fourth quarter of 2020 amounted to $1.65 million, remaining unchanged compared to the same period of 2019.

Interest and other financing costs for the fourth quarter of 2020 amounted to $0.5 million compared to $0.8 million for the same period of 2019. Interest during the fourth quarter of 2020 was lower due to lower debt during the period and the decreased Libor rates of our loans during the period as compared to the same period of last year.

On average, 7.0 vessels were owned and operated during the fourth quarter of 2020 earning an average time charter equivalent rate of $10,761 per day compared to 7.0 vessels in the same period of 2019 earning on average $12,439 per day.

Adjusted EBITDA for the fourth quarter of 2020 was $1.8 million compared to $3.8 million achieved during the fourth quarter of 2019.

Basic and diluted loss per share attributable to common shareholders for the fourth quarter of 2020 was $0.31 calculated on 2,285,601 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.45 for the fourth quarter of 2019, calculated on 2,261,103 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized (gain)/ loss on derivatives, the adjusted loss attributable to common shareholders for the quarter ended December 31, 2020 would have been $0.34 per share basic and diluted compared to adjusted earnings of $0.43 per share basic and diluted for the quarter ended December 31, 2019. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Full Year 2020 Results:

For the full year of 2020, the Company reported total net revenues of $22.3 million representing a 18.2% decrease over total net revenues of $27.2 million during the twelve months of 2019, as a result of the decreased average time charter equivalent rate our vessels earned in the twelve months of 2020 compared to the same period of 2019. The Company reported a net loss for the period of $5.9 million and a net loss attributable to common shareholders of $7.5 million, as compared to net income for the period of $0.02 million and a net loss attributable to common shareholders of $1.9 million, for the twelve months of 2019. For the twelve months of 2020, a gain on bunkers resulted in decreased voyage expenses of $0.3 million for the period as compared to voyage expenses of $1.1 million in the same period of 2019. Vessel operating expenses were $11.6 million for the twelve months of 2020 as compared to $10.8 million for the same period of 2019, mainly due to increased supply of stores and spare parts for our vessels in 2020 compared to 2019 and increased crewing costs resulting from difficulties in crew rotation due to COVID-19 related restrictions. Depreciation expenses for the twelve months of 2020 were $6.6 million compared to $6.5 million during the same period of 2019. Interest and other financing costs for the twelve months of 2020 amounted to $2.3 million compared to $3.5 million for the same period of 2019. This decrease is due to lower average outstanding debt in the twelve months of 2020 compared to 2019 and the decreased Libor rates of our loans in 2020 compared to the previous year.

On average, 7.0 vessels were owned and operated during the twelve months of 2020 earning an average time charter equivalent rate of $9,387 per day compared to 7.0 vessels in the same period of 2019 earning on average $11,190 per day. In the twelve months of 2020, three vessels underwent special survey for a total cost of $2.3 million, as compared to two vessels that underwent special survey and one vessel that underwent an intermediate survey for a total cost of $1.7 million in the twelve months of 2019. For the twelve months of 2020, the Company recognized a $0.5 million loss on three interest rate swaps and a $0.3 million loss on FFA contracts as compared to a gain on derivatives of $0.5 million for the same period of 2019, comprising of a $0.8 million gain on FFA contracts and a $0.3 million loss on one interest rate swap.

Adjusted EBITDA for the twelve months of 2020 was $3.7 million compared to $10.3 million achieved during the twelve months of 2019.

Basic and diluted loss per share attributable to common shareholders for the twelve months of 2020 was $3.28, calculated on 2,275,062 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss of $0.85 per share for the twelve months of 2019, calculated on 2,251,439 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the year of the unrealized (gain) / loss on derivatives, the adjusted loss attributable to common shareholders for the year ended December 31, 2020 would have been $3.04 per share compared to a loss of $0.69 per share basic and diluted for 2019. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC index***
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC index***
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Apr-21	Hire 99% of Average BPI** 4TC
STARLIGHT	Panamax	75,845	2004	TC until Aug-21	Hire 98.5% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Mar-21	$ 8,750
PANTELIS	Panamax	74,020	2000	TC until Apr-21	$10,450
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	3 months, ended December 31, 2019	3 months, ended December 31, 2020	12 months, ended December 31, 2019	12 months, ended December 31, 2020
FLEET DATA
Average number of vessels (1)	7.0	7.0	7.0	7.0
Calendar days for fleet (2)	644.0	644.0	2,555.0	2,562.0
Scheduled off-hire days incl. laid-up (3)	0.0	19.9	65.9	71.1
Available days for fleet (4) = (2) - (3)	644.0	624.1	2,489.1	2,490.9
Commercial off-hire days (5)	0.0	0.0	0.7	0.0
Operational off-hire days (6)	0.0	0.7	15.4	7.8
Voyage days for fleet (7) = (4) - (5) - (6)	644.0	623.4	2,473.0	2,483.1
Fleet utilization (8) = (7) / (4)	100.0%	99.9%	99.4%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	99.9%	99.4%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,439	10,761	11,190	9,387
Vessel operating expenses excl. drydocking expenses (12)	5,128	5,257	4,987	5,317
General and administrative expenses (13)	827	1,001	882	894
Total vessel operating expenses (14)	5,955	6,258	5,869	6,211
Drydocking expenses (15)	108	760	652	888

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, February 17, 2021 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A telephonic replay of the conference call will be available until February 23, 2021 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44(0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Fourth Quarter 2020 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues
Time charter revenue	8,060,298	6,799,433	28,789,458	23,594,678
Commissions	(452,895)	(387,802)	(1,547,996)	(1,305,717)
Net revenues	7,607,403	6,411,631	27,241,462	22,288,961

Operating expenses
Voyage expenses	49,305	90,995	1,117,022	285,132
Vessel operating expenses	2,814,688	2,858,415	10,776,338	11,603,414
Drydocking expenses	69,327	489,250	1,664,915	2,275,258
Vessel depreciation	1,645,086	1,651,870	6,458,251	6,556,256
Related party management fees	487,928	527,135	1,964,536	2,018,800
General and administrative expenses	532,575	644,708	2,252,666	2,291,244
Total Operating expenses	(5,598,909)	(6,262,373)	(24,233,728)	(25,030,104)

Operating income / (loss)	2,008,494	149,258	3,007,734	(2,741,143)

Other income / (expenses)
Interest and other financing costs	(784,084)	(467,958)	(3,513,105)	(2,331,998)
Gain / (loss) on derivatives, net	162,172	31,547	496,820	(790,359)
Foreign exchange (loss) / gain	(493)	(10,010)	2,832	(18,455)
Interest income	1,366	53	22,216	4,094
Other expenses, net	(621,039)	(446,368)	(2,991,237)	(3,136,718)
Net income / (loss)	1,387,455	(297,110)	16,497	(5,877,861)
Dividend Series B Preferred shares	(358,726)	(418,197)	(1,748,981)	(1,573,874)
Preferred deemed dividend	-	-	(185,665)	-
Net income / (loss) attributable to common shareholders	1,028,729	(715,307)	(1,918,149)	(7,451,735)
Earnings / (loss) per share, basic and diluted	0.45	(0.31)	(0.85)	(3.28)
Weighted average number of shares, basic and diluted	2,261,103	2,285,601	2,251,439	2,275,062

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2019	December 31, 2020

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	5,396,406	938,282
Trade accounts receivable, net	1,843,008	1,528,055
Other receivables	459,785	460,209
Inventories	508,711	1,385,280
Restricted cash	1,083,036	1,518,036
Prepaid expenses	286,711	226,033
Total current assets	9,577,657	6,055,895

Fixed assets:
Vessels, net	105,461,265	99,305,990
Long-term assets:
Restricted cash	2,650,000	2,150,000
Total assets	117,688,922	107,511,885

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	6,806,294	13,793,754
Trade accounts payable	1,046,561	1,074,518
Accrued expenses	964,423	704,508
Accrued preferred dividends	358,726	-
Derivatives	-	456,133
Deferred revenue	445,824	246,125
Due to related companies	1,547,210	2,984,759
Total current liabilities	11,169,038	19,259,797

Long-term liabilities:
Long term bank loans, net of current portion	49,688,840	37,318,084
Derivatives	304,174	393,899
Total long-term liabilities	49,993,014	37,711,983
Total liabilities	61,162,052	56,971,780

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 15,387 and 16,606 shares issued and outstanding, respectively)	14,721,665	15,940,713

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 and 2,348,216 issued and outstanding, respectively)	23,046	23,482
Additional paid-in capital	52,802,574	53,048,060
Accumulated deficit	(11,020,415)	(18,472,150)
Total shareholders' equity	41,805,205	34,599,392
Total liabilities, mezzanine equity and shareholders' equity	117,688,922	107,511,885

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2019	2020

Cash flows from operating activities:
Net income/(loss)	16,497	(5,877,861)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Vessel depreciation	6,458,251	6,556,256
Amortization and write off of deferred charges	152,879	140,704
Share-based compensation	184,799	245,922
Unrealized loss on derivatives	359,204	545,859
Changes in operating assets and liabilities	7,942,294	714,654
Net cash provided by operating activities	15,113,924	2,325,534

Cash flows from investing activities:
Cash paid for vessel under construction	(47,562)	-
Vessel improvements	(1,063,735)	(611,106)
Net cash used in investing activities	(1,111,297)	(611,106)

Cash flows from financing activities:
Redemption of preferred shares	(4,300,000)	-
Preferred dividends paid	(1,311,612)	(713,552)
Loan arrangement fees paid	(22,500)	-
Proceeds from long term bank loans	4,500,000	-
Repayment of long term bank loans	(11,494,000)	(5,524,000)
Net cash used in financing activities	(12,628,112)	(6,237,552)

Net increase / (decrease) in cash, cash equivalents and restricted cash	1,374,515	(4,523,124)
Cash, cash equivalents and restricted cash at beginning of year	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of year	9,129,442	4,606,318

Cash breakdown

Cash and cash equivalents	5,396,406	938,282
Restricted cash, current	1,083,036	1,518,036
Restricted cash, long term	2,650,000	2,150,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	9,129,442	4,606,318

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2020
Net income / (loss)	1,387,455	(297,110)	16,497	(5,877,861)
Interest and other financing costs, net (incl. interest income)	782,718	467,905	3,490,889	2,327,904
Vessel depreciation	1,645,086	1,651,870	6,458,251	6,556,256
Unrealized loss on Forward Freight Agreement derivatives	-	3,630	49,350	134,010
(Gain) / Loss on interest rate swap derivatives	(47,395)	12,670	292,207	540,405
Adjusted EBITDA	3,767,864	1,838,965	10,307,194	3,680,714

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized loss on Forward Freight Agreements (FFAs) and (gain) / loss on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2020
Net income / (loss)	1,387,455	(297,110)	16,497	(5,877,861)
Unrealized (gain) / loss on derivatives	(51,294)	(56,502)	359,204	545,859
Adjusted net income / (loss)	1,336,161	(353,612)	375,701	(5,332,002)
Preferred dividends	(358,726)	(418,197)	(1,748,981)	(1,573,874)
Preferred deemed dividend	-	-	(185,665)	-
Adjusted net income / (loss) attributable to common shareholders	977,435	(771,809)	(1,558,945)	(6,905,876)
Adjusted earnings / (loss) per share, basic and diluted	0.43	(0.34)	(0.69)	(3.04)
Weighted average number of shares, basic and diluted	2,261,103	2,285,601	2,251,439	2,275,062

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized (gain) / loss on derivatives which include FFAs and interest rate swaps. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com